Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 32,435,961 Shares of Common Stock

Up to 16,279,253 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2021 (but excluding the portion thereof that has been furnished and not filed with the Securities and Exchange Commission) (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 16,279,253 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 279,253 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 32,435,961 shares of Common Stock (including up to 6,000,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock and Public Warrants are listed on The New York Stock Exchange under the symbols “DNMR” and “DNMR WS,” respectively. On May 7, 2021, the closing price of our Common Stock was $17.45 and the closing price for our Public Warrants was $6.00.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 7, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 03, 2021

DANIMER SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39280	84-1924518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Industrial Boulevard
Bainbridge, Georgia		39817
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 229 243-7075

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	The New York Stock Exchange
Warrants to purchase one share of Common Stock	DNMR WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On April 12, 2021, the Division of Corporation Finance and the Office of the Chief Accountant of the Securities and Exchange Commission (“Staff”) released a “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (“Staff Statement”).

In response to the Staff Statement, the Danimer Scientific, Inc. (“Danimer” or the “Company”) reevaluated the accounting treatment for its warrants. The Company had previously classified its private warrants (“Private Warrants”), which were issued in 2020, as equity. The warrant agreement governing the Private Warrants includes a provision which, when applied, could result in different settlement values for the Private Warrants depending on their holder. Because the holder of an instrument is not an input into the pricing of a fixed-for-fixed option on the Company’s Common Stock, the Private Warrants could not be considered “indexed to the Company’s own stock” under Accounting Standards Codification Subtopic 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity. While the terms of the Private Warrants have not changed, the Company concluded that the Private Warrants do not meet the conditions to be classified in equity and should instead be classified as liabilities in the consolidated balance sheet due to this settlement provision. Accordingly, the fair value of the Private Warrants should be reflected as a liability and the change in the fair value of such liability in each period should be recognized as a non-cash charge or gain in the consolidated statement of operations.

The liability for the Private Warrants to be recorded on the Company’s consolidated balance sheet does not constitute indebtedness of the Company, and this liability will only be extinguished through the exercise, transfer, or expiration of the Private Warrants. The change in fair value of the Private Warrant liability has no impact on the Company’s current or historical reported cash or cash equivalents, revenues, loss from operations, or cash flows from operating, investing or financing activities.

On May 3, 2021, the Company’s management and the audit committee of the Company’s board of directors (“Audit Committee”) concluded that the effect of the change in accounting treatment for the Private Warrants on its audited consolidated financial statements for the year ended December 31, 2020 included in its Annual Report on Form 10-K filed on March 30, 2021 was material and that it would be appropriate to restate such financial statements to reflect the impact of such change in accounting treatment.

In light of the facts described above, the originally-filed audited consolidated financial statements for the year ended December 31, 2020 should no longer be relied upon. Similarly, the related press release, report of independent registered public accounting firm, stockholder communications, investor presentations and/or other communications describing relevant portions of the Company’s consolidated financial statements for the year ended December 31, 2020 should no longer be relied upon.

The Company is working diligently to finalize the valuation and accounting treatment of the Private Warrants and intends to file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2020 in order to provide restated consolidated financial statements and applicable note disclosures and revisions to information provided in Management’s Discussion and Analysis based on the restated consolidated financial information. The Company is also evaluating how the facts described above impact management’s assessment of the effectiveness of internal control over financial reporting and disclosure controls and procedures.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Item 4.02 with the Company’s independent registered public accounting firm, KPMG LLP.

Item 7.01. Regulation FD Disclosure.

On May 7, 2021, the Company issued a press release related to the matters described in Item 4.02. A copy of the press release is included as Exhibit 99.1 and incorporated herein by reference. The information in this Item 7.01 of this Current Report on Form 8-K and Exhibit 99.1 attached hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any filing of Danimer, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release, dated May 7, 2021, responding to SEC Staff statement regarding warrants issued by SPACs (furnished only).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc.

Date:	May 7, 2021	By:	/s/ John A. Dowdy, III
John A. Dowdy, III Chief Financial Officer